UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

__________________

Atlas Pipeline Holdings, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

04939R 10 8
(CUSIP Number)

__________________

Atlas Energy, Inc.

Westpointe Corporate Center One

1550 Coraopolis Heights Rd.

Moon Township, PA  15108

(412) 262-2830

with a copy to:

Lisa Washington

Chief Legal Officer and Secretary

Atlas Energy, Inc.

1845 Walnut Street, Suite 1000

Philadelphia, PA 19103

(215) 546-5005

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

__________________

November 8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.     ☐

CUSIP No. 04939R 10 8	SCHEDULE 13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS Atlas Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,808,109
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,808,109
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,808,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 04939R 10 8	SCHEDULE 13D	Page 3 of 11

This Amendment No. 2 (“Amendment No. 2”) is being filed by Atlas Energy, Inc., a Delaware corporation and the successor by merger to Atlas America, Inc., with respect to the common units representing limited partner interests (the “Common Units”) of Atlas Pipeline Holdings, L.P., a Delaware limited partnership (the “Partnership”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed by Atlas America, Inc. on August 3, 2006, as amended on February 29, 2008 (collectively with this Amendment No. 2, the “Schedule 13D”).  Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D as heretofore amended.

ITEM 1.         Security and Issuer

This Schedule 13D relates to the Common Units of the Partnership.  The principal executive offices of the Partnership are located at Westpointe Corporate Center One, 1550 Coraopolis Heights Rd., Moon Township, PA, 15108.

ITEM 2.         Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

The person filing this statement is Atlas Energy, Inc. (the “Reporting Person”), a Delaware corporation and the successor by merger to Atlas America, Inc.  The Reporting Person is an independent developer and producer of natural gas and oil, whose principal executive offices are located at Westpointe Corporate Center One, 1550 Coraopolis Heights Rd., Moon Township, PA, 15108.

Annex I hereto sets forth the name, business address, title, present principal occupation or employment and principal business of any corporation or other organization in which such employment is conducted and citizenship of each director and executive officer of the Reporting Person.  The information set forth in Annex I hereto is incorporated herein by reference.

During the last five years, the Reporting Person has not, and, to the best of the Reporting Person’s knowledge, no person listed in Annex I hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not, and, to the best of the Reporting Person’s knowledge, no person listed in Annex I hereto has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.         Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

CUSIP No. 04939R 10 8	SCHEDULE 13D	Page 4 of 11

ITEM 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

Overview

On November 8, 2010, the Partnership, the Reporting Person, Atlas Energy Resources, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Reporting Person (“ATN”), and Atlas Pipeline Holdings GP, LLC, a Delaware limited liability company, the general partner of the Partnership and a wholly owned subsidiary of the Reporting Person (“AHD GP”), entered into a Transaction Agreement (the “AHD Transaction Agreement”), pursuant to which, among other things, subject to terms and conditions thereof, (1) the Partnership will acquire the Reporting Person’s investment partnership business and certain other assets and assume certain liabilities in exchange for newly issued Partnership Common Units and cash (the “AHD Sale”); (2) the Reporting Person will contribute AHD GP to the Partnership, so that AHD GP becomes a wholly owned subsidiary of the Partnership; (3) the limited partnership agreement of the Partnership will be amended and restated; and (4) the Reporting Person will distribute to its stockholders all the Partnership Common Units that it holds, including the newly issued Partnership Common Units that it receives in the AHD Sale (the “AHD Distribution”).

Concurrently with entering into the AHD Transaction Agreement, Atlas Pipeline Partners, L.P., a Delaware limited partnership whose general partner is a wholly owned subsidiary of AHD (“APL”), APL Laurel Mountain, LLC, a Delaware limited liability company and wholly owned subsidiary of APL (“APL Sub”), the Reporting Person and ATN entered into a Purchase and Sale Agreement (the “Laurel Mountain Purchase Agreement”), pursuant to which, subject to the terms and conditions thereof, APL Sub will sell to ATN APL Sub’s 49% interest in Laurel Mountain Midstream, LLC, a Delaware limited liability company (the “Laurel Mountain Acquisition”), for cash.

Concurrently with entering into the AHD Transaction Agreement and the Laurel Mountain Purchase Agreement, the Reporting Person, Chevron Corporation, a Delaware corporation (“Chevron”), and Arkhan Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Chevron (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, subject to the terms and conditions thereof, Merger Sub will merge with the Reporting Person and the Reporting Person will become a wholly owned subsidiary of Chevron (the “Merger”).  A description of the Merger Agreement is included in the current report on Form 8-K filed by the Reporting Person on November 12, 2010.

The Reporting Person’s obligations to consummate the Merger, the AHD Sale, the AHD Distribution and the Laurel Mountain Acquisition are cross-conditioned (subject to permitted waiver) on the consummation of each other such transaction.

AHD Transaction Agreement

Subject to the terms and conditions of the AHD Transaction Agreement, at the closing of the transactions contemplated thereby (the “AHD Closing”), the Reporting Person will sell to the Partnership, and the Partnership will purchase from the Reporting Person, certain assets relating to (1) the Reporting Person’s investment partnership business, (2) the Reporting Person’s exploration, development and production activities conducted in Tennessee, Indiana and Colorado, certain shallow wells and leases in New York and Ohio and certain well interests in Pennsylvania and (3) the ownership and management of investments in Lightfoot Capital Partners, L.P. and related entities.  The Partnership will assume all of the historical and future liabilities associated with such businesses.  At the AHD Closing, the Partnership will pay $30 million in cash and issue 23,379,384 new Partnership Common Units to the Reporting Person.  In addition, at the AHD Closing, the Reporting Person will transfer to the Partnership an amount in cash equal to the amount of certain current liabilities being assumed by the Partnership.  In certain circumstances, the Partnership may be required to issue an additional 3,188,098 Partnership Common Units in lieu of the cash portion of the consideration payable by the Partnership.

CUSIP No. 04939R 10 8	SCHEDULE 13D	Page 5 of 11

In addition to the sale described above and the AHD Distribution, the following transactions will occur at the AHD Closing:

•         the Reporting Person will contribute to the Partnership all of the equity interests in AHD GP, so that the Partnership will own its general partner following the AHD Distribution;

•         the Partnership will repay its outstanding promissory note to the Reporting Person, which currently is payable on demand by the Reporting Person and has an outstanding balance of approximately $34 million;

•         as described in the current report on Form 8-K filed by the Partnership on November 12, 2010 (the “AHD 8-K”), the limited partnership agreement of the Partnership and the limited liability company agreement of AHD GP will each be amended and restated; and

•         as described in the AHD 8-K, a new Partnership equity plan will become effective.

The Partnership has obtained a commitment letter to finance the cash portion of the consideration payable pursuant to the AHD Transaction Agreement and the repayment of the promissory note to the Reporting Person.

The Reporting Person’s obligation to consummate the transactions contemplated by the AHD Transaction Agreement is subject to the satisfaction or waiver of the conditions to the consummation of the Laurel Mountain Acquisition and the satisfaction or waiver of the conditions to the consummation of the Merger.  The transactions contemplated by the AHD Transaction Agreement also are subject to other customary closing conditions, including at least 20 days having elapsed from the mailing of an information statement to Partnership’s limited partners in respect of the Reporting Person’s approval by written consent, in its capacity as holder of a majority of the Common Units of the Partnership, of the amendment and restatement of the Partnership’s limited partnership agreement and the adoption of the new Partnership equity plan.  The transactions contemplated by the AHD Transaction Agreement are not subject to the Partnership’s receipt of financing or approval by the Reporting Person’s shareholders or, given the approval by written consent, the Partnership’s limited partners.

CUSIP No. 04939R 10 8	SCHEDULE 13D	Page 6 of 11

The Reporting Person and the Partnership have made certain representations and warranties in the AHD Transaction Agreement and agreed to certain covenants, including a two-year, mutual non-interference, non-solicitation and non-hire covenant.

The Reporting Person may terminate the AHD Transaction Agreement if the Merger Agreement is terminated.  The AHD Transaction Agreement also includes customary termination rights, including a provision permitting either the Reporting Person or the Partnership to terminate if the transactions contemplated by the AHD Transaction Agreement are not consummated on or before September 30, 2011 (with a possible extension in certain circumstances).

Employee Matters Agreement

In connection with entering into the AHD Transaction Agreement, the Reporting Person, the Partnership and AHD GP entered into an Employee Matters Agreement (the “EMA”).  Under the EMA, certain employees who currently are employed by the Reporting Person will be transferred to the Partnership in connection with the AHD Closing.  Certain pre-closing liabilities attributable to such transferred employees will generally be assumed by the Partnership and its post-closing affiliates.  The Partnership will be required to establish benefit plans for such transferred employees, including a 401(k) plan and health and welfare benefit plans, as of the AHD Closing.

Laurel Mountain Purchase Agreement

The purchase price for the Laurel Mountain Acquisition is $403 million, subject to an adjustment based on certain capital contributions to and distributions from Laurel Mountain Midstream, LLC after January 1, 2011.

The Reporting Person’s obligation to consummate the Laurel Mountain Acquisition is subject to the satisfaction or waiver of the conditions to the consummation of the transactions contemplated by the AHD Transaction Agreement and the satisfaction or waiver of the conditions to the consummation of the Merger.  The Laurel Mountain Acquisition is subject to obtaining the approval of the required lenders under APL’s credit agreement.  The Laurel Mountain Acquisition also is subject to customary closing conditions.  The Laurel Mountain Acquisition is not subject to the Reporting Person’s receipt of financing or approval by the Reporting Person’s shareholders or APL’s limited partners.

If the Reporting Person waives the closing condition in the Laurel Mountain Purchase Agreement that the conditions to the consummation of the Merger be satisfied or waived, and the Laurel Mountain Acquisition occurs but the Merger does not, and the Reporting Person subsequently sells some or all of the interest acquired in the Laurel Mountain Acquisition within one year of the closing of the Laurel Mountain Acquisition for an amount in excess of the purchase price, then the Reporting Person must pay 50% of such excess to APL.

The Reporting Person may terminate the Laurel Mountain Purchase Agreement if the Merger Agreement is terminated.  The Laurel Mountain Purchase Agreement also includes customary termination rights, including a provision permitting either the Reporting Person or APL to terminate if the Laurel Mountain Purchase Acquisition is not consummated on or before September 30, 2011 (with a possible extension in certain circumstances).

CUSIP No. 04939R 10 8	SCHEDULE 13D	Page 7 of 11

Amendment and Restatement of AHD LPA and AHD GP LLC Agreement

As noted above, at the AHD Closing, the limited partnership agreement of the Partnership will be amended and restated to, among other things, (i) permit the Partnership’s limited partners to elect the board of directors of AHD GP, (ii) classify the board of directors of AHD GP into three classes and (iii) eliminate AHD GP’s right to call all of the limited partner interests in the Partnership if less than 12.5% of the limited partner interests are held by persons other than AHD GP and its affiliates (the “Second Amended and Restated AHD LPA”).  In addition, at the AHD Closing, the limited liability company agreement of AHD GP will be amended and restated in light of the Partnership’s ownership of its own general partner (the “Second Amended and Restated AHD GP LLC Agreement”).

New AHD Equity Plan

As noted above, the 2010 AHD Long-Term Incentive Plan (the “New AHD Equity Plan”) will become effective at the AHD Closing.  Awards of options to purchase units, restricted units and phantom units may be granted to the Partnership’s employees after the AHD Closing under the New AHD Equity Plan, and such awards may be subject to vesting terms and conditions in the discretion of the administrator of the New AHD Equity Plan.  Approximately 10% of the fully-diluted issued and outstanding number of common units of limited partner interest of the Partnership on a pro forma basis may, subject to adjustment as provided for under the New AHD Equity Plan, be issued pursuant to awards granted under the New AHD Equity Plan.

The foregoing summaries of the AHD Transaction Agreement, EMA, Laurel Mountain Purchase Agreement, Second Amended and Restated AHD LPA, Second Amended and Restated AHD GP LLC Agreement and New AHD Equity Plan and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the documents filed as Exhibits 1, 2, 3, 4, 5 and 6, respectively, which are incorporated herein by reference.

Except as otherwise disclosed herein, the Reporting Person does not have any current plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)                The Reporting Person beneficially owns 17,808,109 Common Units, representing approximately 64.3% of the outstanding Common Units.  The denominator used to calculate the foregoing percentage is the number of Common Units outstanding as of November 2, 2010, as represented by the Partnership to the Reporting Person in the AHD Transaction Agreement (which is 27,703,704 Common Units).

CUSIP No. 04939R 10 8	SCHEDULE 13D	Page 8 of 11

(b)               The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference.  The Reporting Person has sole voting power and sole dispositive power over 17,808,189 Common Units, and does not have shared voting power or shared dispositive power over any Common Units.

(c)                The Reporting Person has not effected any transactions in the Common Units of the Partnership during the past 60 days.

ITEM 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Items 2, 4, 5(a) and 5(b) of this Schedule 13D is incorporated herein by reference.

Except as otherwise disclosed herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Partnership.

ITEM 7.         Material to Be Filed as Exhibits

Exhibit 1:

Transaction Agreement, by and among Atlas Energy, Inc., Atlas Energy Resources, LLC, Atlas Pipeline Holdings, L.P. and Atlas Pipeline Holdings GP, LLC, dated November 8, 2010 (incorporated by reference to Exhibit 2.2 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 2:

Employee Matters Agreement, by and among Atlas Energy, Inc., Atlas Pipeline Holdings, L.P. and Atlas Pipeline Holdings GP, LLC, dated November 8, 2010 (incorporated by reference to Exhibit 2.3 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 3:

Purchase and Sale Agreement, by and among Atlas Pipeline Partners, L.P., APL Laurel Mountain, LLC, Atlas Energy, Inc. and Atlas Energy Resources, LLC, dated November 8, 2010 (incorporated by reference to Exhibit 2.4 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 4:

Form of Second Amended and Restated Agreement of Limited Partnership of Atlas Pipeline Holdings, L.P. (incorporated by reference to Exhibit 2.4 to the current report on Form 8-K filed by Atlas Pipeline Holdings, L.P. on November 12, 2010 (Commission File No. 001-32953)).

Exhibit 5:

Form of Second Amended and Restated Limited Liability Company Agreement of Atlas Pipeline Holdings GP, LLC. (incorporated by reference to Exhibit 2.4 to the current report on Form 8-K filed by Atlas Pipeline Holdings, L.P. on November 12, 2010 (Commission File No. 001-32953)).

Exhibit 6:

Form of Atlas Pipeline Holdings, L.P. Long-Term Incentive Plan. (incorporated by reference to Exhibit 2.4 to the current report on Form 8-K filed by Atlas Pipeline Holdings, L.P. on November 12, 2010 (Commission File No. 001-32953)).

CUSIP No. 04939R 10 8	SCHEDULE 13D	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 17, 2010

Atlas Energy, Inc.

By:  /s/ Jonathan Z. Cohen
Name:  Jonathan Z. Cohen
Title:  Vice Chairman

CUSIP No. 04939R 10 8	SCHEDULE 13D	Page 10 of 11

ANNEX I

Executive Officers and Directors of Atlas Energy, Inc.

Each director and executive officer listed in the table below is a citizen of the United States.

Name	Business Address	Title	Principal Occupation and Employer (if different from previous)
Edward E. Cohen	1845 Walnut Street 10th Floor Philadelphia, PA 19103	Chairman and Chief Executive Officer	Not applicable.
Jonathan Z. Cohen	1845 Walnut Street 10th Floor Philadelphia, PA 19103	Vice Chairman	Not applicable.
Carlton M. Arrendell	1550 Coraopolis Heights Road Moon Township, PA 15108	Director	Chief Investment Officer and Vice President Full Spectrum of NY LLC, developer of green buildings
Mark C. Biderman	1550 Coraopolis Heights Road Moon Township, PA 15108	Director	Not applicable.
Jessica K. Davis	1550 Coraopolis Heights Road Moon Township, PA 15108	Director	Not applicable.
Donald W. Delson	1550 Coraopolis Heights Road Moon Township, PA 15108	Director	Senior Advisor Keefe, Bruyette & Woods, Inc., investment bank
Eugene N. Dubay	1550 Coraopolis Heights Road Moon Township, PA 15108	Executive Vice President	Not applicable.
Dennis A. Holtz	1550 Coraopolis Heights Road Moon Township, PA 15108	Director	Retired
Gayle P.W. Jackson	1550 Coraopolis Heights Road Moon Township, PA 15108	Director	President Energy Global, Inc., consulting firm
Matthew A. Jones	1550 Coraopolis Heights Road Moon Township, PA 15108	Chief Financial Officer and Executive Vice President	Not applicable.
Freddie M. Kotek	1550 Coraopolis Heights Road Moon Township, PA 15108	Executive Vice President	Not applicable.
Sean P. McGrath	1550 Coraopolis Heights Road Moon Township, PA 15108	Chief Accounting Officer	Not applicable.
Harmon S. Spolan	1550 Coraopolis Heights Road Moon Township, PA 15108	Director	Counsel Cozen O’Connor, law firm
Ellen F. Warren	1550 Coraopolis Heights Road Moon Township, PA 15108	Director	President OutSource Communications, marketing communications firm
Richard D. Weber	1550 Coraopolis Heights Road Moon Township, PA 15108	President	Not applicable.
Bruce M. Wolf	1550 Coraopolis Heights Road Moon Township, PA 15108	Director	President, Homard Holdings, LLC, wine manufacturer and distributor

CUSIP No. 04939R 10 8	SCHEDULE 13D	Page 11 of 11

INDEX OF EXHIBITS

Exhibit 1:

Transaction Agreement, by and among Atlas Energy, Inc., Atlas Energy Resources, LLC, Atlas Pipeline Holdings, L.P. and Atlas Pipeline Holdings GP, LLC, dated November 8, 2010 (incorporated by reference to Exhibit 2.2 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 2:

Employee Matters Agreement, by and among Atlas Energy, Inc., Atlas Pipeline Holdings, L.P. and Atlas Pipeline Holdings GP, LLC, dated November 8, 2010 (incorporated by reference to Exhibit 2.3 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 3:

Purchase and Sale Agreement, by and among Atlas Pipeline Partners, L.P., APL Laurel Mountain, LLC, Atlas Energy, Inc. and Atlas Energy Resources, LLC, dated November 8, 2010 (incorporated by reference to Exhibit 2.4 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 4:

Form of Second Amended and Restated Agreement of Limited Partnership of Atlas Pipeline Holdings, L.P. (incorporated by reference to Exhibit 2.4 to the current report on Form 8-K filed by Atlas Pipeline Holdings, L.P. on November 12, 2010 (Commission File No. 001-32953)).

Exhibit 5:

Form of Second Amended and Restated Limited Liability Company Agreement of Atlas Pipeline Holdings GP, LLC. (incorporated by reference to Exhibit 2.4 to the current report on Form 8-K filed by Atlas Pipeline Holdings, L.P. on November 12, 2010 (Commission File No. 001-32953)).

Exhibit 6:

Form of Atlas Pipeline Holdings, L.P. Long-Term Incentive Plan. (incorporated by reference to Exhibit 2.4 to the current report on Form 8-K filed by Atlas Pipeline Holdings, L.P. on November 12, 2010 (Commission File No. 001-32953)).